FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

13 March 2023

HSBC ACQUIRES SILICON VALLEY BANK UK LIMITED
Strategic acquisition to strengthen HSBC's banking franchise in UK

HSBC Holdings plc announces that its UK ring-fenced subsidiary, HSBC UK Bank plc, is acquiring Silicon Valley Bank UK Limited (SVB UK) for £1.

As at 10 March 2023, SVB UK had loans of around £5.5bn and deposits of around £6.7bn. For the financial year ending 31 December 2022, SVB UK recorded a profit before tax of £88m. SVB UK's tangible equity is expected to be around £1.4bn. Final calculation of the gain arising from the acquisition will be provided in due course. The assets and liabilities of the parent companies of SVB UK are excluded from the transaction. The transaction completes immediately. The acquisition will be funded from existing resources.

Noel Quinn, HSBC Group CEO, said, "This acquisition makes excellent strategic sense for our business in the UK. It strengthens our commercial banking franchise and enhances our ability to serve innovative and fast-growing firms, including in the technology and life-science sectors, in the UK and internationally.

"We welcome SVB UK's customers to HSBC and look forward to helping them grow in the UK and around the world. SVB UK customers can continue to bank as usual, safe in the knowledge that their deposits are backed by the strength, safety and security of HSBC. We warmly welcome SVB UK colleagues to HSBC, we are excited to start working with them."

HSBC will update shareholders on the acquisition at its 1Q 2023 results on 2 May 2023.

Investor enquiries to:
Richard O'Connor	+44 7909 873681
Media enquiries to:
Kirsten Smart	+44 7725 733311

Notes to editors:

1. HSBC
HSBC UK serves over 14 million customers across the UK, supported by 18,500 colleagues. HSBC UK offers a complete range of retail banking and wealth management to personal and private banking customers, as well as commercial banking for small to medium businesses and large corporates.

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, the Middle East and North Africa. With assets of US$2,967bn at 31 December 2022, HSBC is one of the world's largest banking and financial services organisations.

2. Silicon Valley Bank UK Limited
Silicon Valley Bank UK Limited was a subsidiary of Silicon Valley Bank, a Delaware corporation and subsidiary of SVB Financial Group. Silicon Valley Bank UK entered the UK market in 2004, and specialised in serving the UK technology and life-sciences sectors, assisting entrepreneurs, investors and innovative companies, building a portfolio of loyal customers. It has used deep sector knowledge, expertise and capabilities to serve and grow this critical part of the economy.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 March 2023